Exhibit 2.4

Execution copy

WARRANT AGREEMENT

This Warrant Agreement (the “Agreement”), is made as of the 14th day of May, 2017 (the "Effective Date") by and between:

(1)	Itamar Medical Ltd. (the “Company”), an Israeli public company (Company No. 51-243421-8), whose shares are traded on the Tel-Aviv Stock Exchange (“TASE”); and

(2)	Mizrahi Tefahot Bank Ltd. (the “Bank”), an Israeli Company formed under the laws of the State of Israel.

In connection with the Credit Facility Agreement (the “Credit Agreement”) between the Company and the Bank dated March 29, 2017, the Company agrees to grant the Bank a Warrant (the “Warrant”) to purchase up to 798,088 ordinary shares with a nominal value NIS 0.01 each of the Company (“Ordinary Shares”).

In consideration of the foregoing and for the purpose of defining the terms and provisions of the Warrant and the respective rights and obligations thereunder, the Company and the Bank hereby agree as follows:

1.	Issue of Warrant

1.1.	General. The Company hereby grants to the Bank an assignable (only to Permitted Transferees (as defined below) Warrant to purchase 798,088 Ordinary Shares (the “Warrant Shares”). The Warrant may only be assigned to a Permitted Transferee in the event that the Bank makes a corporate decision to sell a portfolio of its holdings in startup companies (comprising of at least two companies), or in the event that the Bank is required by law (including instructions by the Israeli Banking Supervision authorities) to sell and/or transfer this Warrant and/or the Warrant Shares.

“Permitted Transferee” shall mean any entity in which the Bank has an equity interest of at least 5% or to any other reputable financial institution, bank or venture capital fund.

1.2.	Registration. The Warrant shall be registered on the books of the Company when issued. Upon issuance of this Warrant, the Company shall provide the Bank with a confirmation from the Tel Aviv Stock Exchange Ltd. (the "TASE"), that the Warrants Shares will be registered for trading upon exercise hereof in accordance with its terms and the applicable TASE rules.

1.3.	Limited Rights of Warrant-Holder. Nothing contained in this Agreement or in the Warrant shall, prior to an exercise thereof, be construed as conferring upon the Bank or any Permitted Transferee of the Bank (collectively, the “Warrant-Holder”) any rights as a shareholder of the Company, including (without limitation) the right to vote, receive dividends, consent or receive notices as a shareholder.

2.	Exercise; Exercise Price

2.1.	The exercise price per each Warrant Share shall be NISI.36 (One New Israeli Shekel, and Thirty-Six Agorot) per Warrant Share (the “Exercise Price”). The Exercise Price shall be adjusted from time to time pursuant to the terms set forth below.

2.2.	Exercise on a Net-Issuance Basis. In lieu of payment to the Company of the Exercise Price per Warrant Share, as set forth in Subsection 2.1 above, a Warrant-Holder may exercise the Warrant (or any portion thereof), into the number of Ordinary Shares calculated pursuant to the following formula, by delivering the Warrant to the Company, accompanied by a written notice of exercise, specifying the number of shares for which the Warrant-Holder desires to exercise the Warrant:

X = Y(A - B)

    A

Where:

X = the number of Warrant Shares to be issued to the Warrant-Holder;

Y = the number of Warrant Shares with respect to which the Warrant Holder desires to exercise the Warrant;

A = the Fair Market Value (as defined below) of one Warrant Share; and

B = the Exercise Price of a Warrant Share, as adjusted.

“Fair Market Value” of a Warrant Share shall mean:

(i)       the closing price of an Ordinary Share, as reported on the principal stock exchange on which the Company's shares are traded at such time one (1) trading day immediately preceding the delivery of the Purchase Form / exercise notice; or

(ii)       If the Fair Market Value for the Warrant Shares cannot be determined in the manner set forth in sub section (i) above, then such Fair Market Value shall be as determined in good faith by the Company and the Warrant-Holder or, if the Company and the Warrant-Holder fail to reach an agreement, by any third party mutually agreed to by the Company and the Warrant-Holder who shall bear the cost of such third party in equal parts.

3.	Exercise Period

3.1.	The Warrant-Holder may exercise part or all of the Warrant at any time, and from time to time, in accordance with the provisions of this Agreement, during the period commencing on the Effective Date and terminating on the fourth anniversary thereof (i.e. at 23:59 Israel time on May 14, 2021) (the “Exercise Period”).

3.2.	Upon the earlier of: (i) the expiry of the Exercise Period; or (ii) the exercise of this Warrant in full; the Warrant shall become null and void and shall no longer remain outstanding or exercisable.

3.3.	Automatic Exercise. If at the time of expiry of the Warrant Period for any portion of the Warrant, a portion of the Warrant has not been exercised, such portion of the Warrant will be deemed to have been exercised in accordance with the provisions of Section 2.2 at the date of expiry of the Warrant Period.

4.	Warrant Shares

4.1.	Reservation of Warrant Shares. The Company represents that it has reserved and shall at all times keep reserved, for so long as any Warrant remains outstanding, out of its authorized share capital, such number of Ordinary Shares as may be subject to purchase under the outstanding Warrant.

4.2.	Exercise of Warrants; Issue of Warrant Shares.

4.2.1.	The Warrant Holder shall exercise the Warrant (or any portion thereof) by delivering to the Company a duly executed Purchase Form, a form of which is attached to this Agreement, provided, however, that in each single exercise of a portion of the Warrant (except for the last portion), the Warrant Holder will exercise such portion in an exercise amount of at least NIS 200,000.

4.2.2.	Within three (3) business days following surrender of this Warrant and (unless the Warrant Holder elects to exercise the Warrant on a net-issuance basis) payment of the Exercise Price as set forth herein, the Company shall issue and cause to be delivered to the Nominee Company of Mizrachi Tefahot Bank Ltd. (the “Nominee Company”) a certificate or certificates (the “Warrant Share Certificate”) representing the number of Warrant Shares so purchased upon the exercise of the Warrant in the name of the Nominee Company. The Warrant Share Certificate shall be credited to the bank account/TASE member account of the Warrant-Holder, details of which shall be provided by the Warrant-Holder to the Company within the Purchase Form.

4.2.3.	Subject to applicable laws, rules and regulations (including stock exchange rules), such Warrant Share Certificate or Certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the date of surrender of the Warrant being exercised and payment of the Exercise Price, to the extent applicable, notwithstanding that the Warrant Share Certificate or Certificates representing such shares shall not actually have been delivered or that the shareholders register of the Company has yet to be updated.

4.2.4.	Each Warrant shall be exercisable, at the election of the Warrant-Holder, either in full or from time to time in part and, in the event of a partial exercise of the Warrant at any time prior to the expiry of the Exercise Period, a new certificate evidencing the remaining amount applicable to the Warrant will be issued to the Warrant Holder by the Company.

4.2.5.	Notwithstanding anything to the contrary, any or all of the Warrants may not be exercised on the record date with respect to the distribution of bonus shares, offer by way of rights issue, distribution of dividends, consolidation of share capital, consolidation of shares, reduction or split in share capital (each hereinafter referred to as a “Corporate Event”). In addition, if the ex-date with respect to a Corporate Event occurs before the record date relating to such Corporate Event, then the exercise of Warrants shall not occur on such ex-date.

5.	Adjustment of Exercise Price and Number of Warrant Shares

Subject to applicable laws, rules and regulations (including stock exchange rules), the Exercise Price and/or the number and type of securities purchasable upon the exercise of the Warrant, as applicable, shall be subject to adjustment from time to time (at any time during the Exercise Period and prior to the exercise of the Warrant in full) upon the happening of certain events, as follows:

5.1.	Bonus Shares. In the event the Company distributes bonus shares, the Warrant-Holder upon exercising the Warrant shall be issued by the Company (for the exercise price payable upon such exercise, if any), the Ordinary Shares as to which he is exercising the Warrant and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such bonus shares were distributed, on the same terms and conditions as offered to the other shareholders, which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising the Warrant at all times between the date of issuance of the Warrant and the date of its exercise.

In the event that the Warrant Holder will exercise the Warrant on a Net-issuance Basis (in accordance with Section 2.2 above) immediately following a distributions of bonus shares, then the Exercise Price per Warrant Share will be reduced by the ratio of the bonus shares distribution (i.e., the number of bonus shares distributed divided by the total number of Ordinary Shares immediately following the said distribution of bonus shares), and the number of Warrant Shares to be issued to Warrant Holder on a Net-Issuance Basis shall be calculated based on the following formula:

Y=	R*X *(MP- (EP/R))/MP
Y	The number of shares issued upon the exercise of the Warrant following the issuance of bonus shares.
X	Number of Ordinary Shares exercised by the Warrant Holder.
R	The result of: (i) the total number of Ordinary Shares immediately following the distribution of bonus shares; divided by (ii) the total number of Ordinary Shares immediately prior to the distribution of bonus shares.
MP	The price of an Ordinary Share on the stock exchange immediately following the distribution of bonus shares.
EP	Exercise Price

For illustration purposes only, in the event the Company granted the Bank a Warrant to 100 Ordinary Shares at an Exercise Price of NIS55 per Warrant Share, and following that the Company distributed bonus shares at a 1:1 ratio while the price of an Ordinary Share on the TASE prior to the distribution of the bonus shares was N1S 80 and immediately following such distribution of bonus shares was NIS 40, then upon the cashless exercise of such Warrant immediately following the distribution of bonus shares, the number of Warrant Shares issued to the Participant would be 62 Ordinary Shares pursuant to the following calculation:

[200 x (40-27.5)/40] = 62.5

The number of Warrant Shares resulting as of the said distribution shall be 62 Ordinary Shares only as no fractional shares will be issued.

5.2.	Rights Offering. In the event of a rights offering conducted by the Company, the number of Warrant Shares issued as a result of the exercise of the Warrant shall be adjusted to the benefit component (“markiv hahatava” in Hebrew) in the rights offering as reflected in the ratio between the closing price of an Ordinary Share on the stock exchange on the last trading prior to the ex-day and the basis price of an Ordinary Share on the stock exchange ex-rights. Notwithstanding the above, the Exercise Price shall not be reduced in any event to less than the higher of: (i) nominal value of an Ordinary Shares; (ii) minimum exercise price according to the stock exchange by laws (if and to the extent that the stock exchange by laws indeed imposes such a limitation on such an issuance of Warrant Shares).

5.3.	Dividend. In the event the Company distributes cash dividends, then the Exercise Price for each Ordinary Share underlying such Warrant, not exercised prior to such record date, shall be reduced, as of the record date determining the right to receive such dividend, by the gross dividend amount so distributed per Warrant Share.

However, in any event, the Exercise Price shall not be reduced to less than the higher of: (i) the par value of an Ordinary Share; (ii) minimum exercise price according to the stock exchange by laws (if and to the extent that the stock exchange by laws indeed imposes such a limitation on such an issuance of Warrant Shares).

5.4.	Adjustment Upon a Consolidation or Merger. In the event that the Company shall consolidate or merge with or into another corporation or convey all or substantially all of its assets to another corporation or other entity, then, in each such case, the Warrant Holder shall, upon any exercise of the Warrant, at any time after the consummation of such consolidation, merger, or conveyance, be entitled to receive, in lieu of the Warrant Shares or other securities and property receivable upon the exercise of the Warrant prior to such consummation, the shares or other securities or property to which the Warrant-Holder would have been entitled upon the consummation of such consolidation, merger or conveyance if the Warrant Holder had exercised the Warrant immediately prior thereto, all subject to further adjustment as provided in this Section; and in each such case, the terms of the Warrant (including exercisability, transfer and adjustment provisions of the Warrant) shall be applicable to the shares or other securities or property receivable upon the exercise of the Warrant after the consummation of such consolidation, merger or conveyance.

5.5.	Adjustment Upon Reorganization. If the Company shall subdivide or combine its Ordinary Shares, the Exercise Price shall be proportionately reduced in case of subdivision of shares (and the number of Ordinary Shares purchasable upon the exercise of the Warrant shall be proportionately increased), as at the effective date of such subdivision, or if the Company shall fix a record date for the purpose of so subdividing, as at such record date, whichever is earlier, or shall be proportionately increased in the case of combination of shares (and the number of Ordinary Shares purchasable upon the exercise of the Warrant shall be proportionately reduced), as at the effective date of such combination, or, if the Company shall fix a record date for the purpose of so combining, as at such record date, whichever is earlier.

5.6.	Adjustment Upon spin-off. In the event that the Company shall issue securities of a subsidiary to its shareholders (as a result of a split-off, spin-off or the like) then the Exercise Price for each Ordinary Share underlying the Warrant (not exercised prior to such record date) shall be adjusted by multiplying the Exercise Price in the ratio between: (1) the basis price of an Ordinary Share on the stock exchange ex- split-off, spin-off or the like; and (2) the closing price of an Ordinary Share on the stock exchange on the last trading prior to the ex-day for such a split-off, spin-off or the like.

Notwithstanding the above, the Exercise Price shall not be reduced in any event to less than the higher of: (i) nominal value of an Ordinary Shares; (ii) minimum exercise price according to the stock exchange by laws (if and to the extent that the stock exchange by laws indeed imposes such a limitation on such an issuance of Warrant Shares).

5.7.	No Impairment. The Company will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, amendment of its memorandum or articles of association or any other organizational document, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Warrant and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the rights of the Warrant-Holder against impairment.

5.8.	Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to the provisions contained herein, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Warrant-Holder a certificate setting forth each adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

5.9.	Notice of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (including a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall provide to the Warrant-Holder a notice (including through public filings), which shall be sent simultaneously with the notice sent to other shareholders of the Company, specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

5.10.	No Fractional Shares. No fractional shares shall be issued upon exercise of all or any portion of the Warrant, and the number of Warrant Shares to be issued shall be rounded to the nearest whole share (with cash being paid by the Company for any unissued fractional shares).

6.	Notice of Events

In the event that the Company files an immediate report regarding: (i) issuance of bonus shares (according to Section 5(i) above); or (ii) issuance of rights (according to Section 5(ii) above); or (iii) distribution of dividend (according to Section 5(iii) above); or (iv) a merger transaction (according to Section 5(iv) above); or (v) a reorganization (according to Section 5(v) above); or (vi) a spin off (according to Section 5(vi) above); or (vii) issuance of any securities of the Company other than: (i) issuance of securities under any of the Company's Employee Stock Options Plan; (ii) securities issued following an exercise of any of the securities mentioned in sub section (i); or (viii) the sale of all or substantially all of the Company assets to another person; or (ix) a voluntary or involuntary dissolution, liquidation or winding-up of the Company ("Special Event") the Company shall, on the same day it files such an immediate report, provide a copy of such immediate report to the Warrant-Holder (the “Company Notice”).

7.	Representations, Warranties and Covenants of the Company

The Company hereby represents and warrants to the Bank that as of the Effective Date:

7.1.	This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms. The grant of this Warrant and the issuance of the Warrant Shares in accordance herewith shall not entitle any third party, including any shareholders of the Company, to any pre-emptive rights, anti-dilution rights, or other benefits.

7.2.	The Warrant Shares when issued in accordance with the terms hereof shall be duly authorized, will be validly issued, fully paid and non-assessable, not subject to any preemptive rights, and issued free and clear of all debts, liens, encumbrances, taxes, charges, equities, claims, any rights of third parties and any other liabilities.

7.3.	The execution and delivery of this Warrant are not, and the issuance of the Warrant Shares upon exercise of this Warrant in accordance with the terms hereof will not, conflict with the Articles of Association of the Company, and do not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require any waiver or the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any government authority or agency or other person known to the Company other than the need to file an immediate report regarding the issuance of the Warrant Shares (if and when they are issued).

7.4.	Without derogating from the generality of the aforesaid, the Company has fulfilled all requirements of the Articles of Association and any other agreement and/or document by which the Company is bound in respect of any limitations on: (i) the issuance of this Warrant; or (ii) the right of the Warrant-Holder to exercise the Warrant and purchase Warrant Shares.

7.5.	The Company's: (i) authorized share capital; and (ii) issued and outstanding share capital; and (iii) securities convertible into Company's shares; are as set in the Company’s public report a copy of which is attached in Exhibit 7.6 hereto. Except as set forth in Exhibit 7.6, there are no outstanding options, warrants and/or convertible instruments.

7.6.	The Financial Statements (as defined below), as were provided to the Bank prior to the date hereof, (a) were prepared in accordance with International Financial Reporting Standards (“IFRS”); (b) fairly present the Company's financial condition and the results of its operations as of the relevant dates thereof and for the periods covered thereby.

"Financial Statement" – the Company's audited consolidated financial statements for the period of 12 month that ended on December 31, 2016 that were published on the Israeli Securities Authority web site on March 29, 2017 prepared in accordance with.

7.7.	There has been no claim or proceeding against the Company seeking bankruptcy, reorganization or other relief with respect to it or its debts under any foreign or domestic, federal, state or local bankruptcy, insolvency or other similar law, or any petition filed against any part of the property of the Company.

7.8.	The Articles of Association of the Company, as in force at the date hereof, is attached hereto as Exhibit 7.9.

7.9.	Subject to the Bank representation in Section 8.3 below, the offer and issuance of the Warrant and the Warrant Shares by the Company is not subject to obtaining an exemption from the Israeli Securities Authority from the requirement to publish a prospectus in Israel. The Warrant Shares will be listed for trading on the TASE promptly following the exercise of this Warrant.

7.10.	Immediately following the exercise of this Warrant, Company shall (i) file an immediate report with the Israeli Securities Authority regarding such exercise, and (ii) deposit the Warrant Shares (immediately upon an exercise) with the Nominee Company together with instructions to transfer the Warrant Shares to the TASE Clearing House and deposit the Warrant Shares in MTB's bank account.

8.	Representations and Warranties of the Bank.

The Bank hereby represents and warrants to the Company as follows:

8.1.	The Bank has been given access to information regarding the Company and its Subsidiaries, and has had the opportunity to ask such questions as it has deemed necessary and to receive answers from representatives of the Company regarding the terms of the Warrant and the business of the Company and its Subsidiaries.

8.2.	The Bank is an investor as defined in Section 15A(b)(l) of the Israeli Securities Law, 1967 and is aware of the implications of being qualified as such an investor, and is acquiring the Warrant for its own account and not with a view to distributing or reselling.

8.3.	The Bank is experienced in investing in companies that are similar in nature to the Company, and is capable of evaluating the merits and risks involved in an investment of the type of the investment in the Company contemplated hereunder and in the purchase of the Warrants. The Bank is able to bear the economic risk of an investment in the Warrants.

9.	Miscellaneous

9.1.	Notices. Any notice pursuant to this Agreement by the Company or by a Warrant-Holder shall be in writing and shall be deemed to have been duly given (i) if given by facsimile transmission or electronic mail on the business day on which such transmission is sent and confirmed, (ii) if given by air courier, two business days following the date it was sent, or (iii) if mailed by registered mail, return receipt requested, five business days following the date it was mailed, to the following addresses:

If to the Warrant Holder:

Mizrahi Tefahot Bank Ltd.

Jabotinsky Street.

Ramat Gan, Israel

E-mail: dani_maor@umtb.co.il

Attn: Dani Maor

with a copy to:

Shlomo Farkas, Adv.,

E. Landau Law Offices

7 Jabotinsky Street.

Ramat Gan 52520, Israel

email: farkas@elandau.co.il

If to the Company:

Itamar Medical Ltd.

9 Halamish Street, Caesarea, Israel

Attn: Chief Financial Officer

Tel: 046177000

Fax: 046275598

Email: sshaul@Itamar-Medical.com

Each party may from time to time change the addresses or fax number to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

9.2.	Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant-Holder shall, subject to applicable law, bind and inure to the benefit of their respective successors and assigns.

9.3.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv, Israel in any action connected with this Agreement.

9.4.	Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Warrant-Holder any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company and the Warrant-Holder.

9.5.	Form of Warrant. The text of the Warrant Certificate evidencing the Warrant (the “Warrant Certificate”) and of the form of election to purchase Warrant Shares shall be as set forth in Exhibit 1 attached hereto. The Exercise Price and, accordingly, number of Warrant Shares issuable upon exercise of the Warrant are subject to adjustment upon the occurrence of certain events, all as herein provided.

9.6.	Warrant Certificate.

9.6.1.	Exchange of Certificate. Any Warrant Certificate may be exchanged for Warrant Certificates entitling a Warrant-Holder, in the aggregate, to purchase the same number of Warrant Shares as the Warrant Certificate or Certificates surrendered then entitled such Warrant-Holder to purchase. Any Warrant-Holder desiring to exchange a Warrant Certificate shall make such request in writing delivered to the Company, and shall surrender the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant Certificate as so requested.

9.6.2.	Mutilated or Missing Warrant. In case any Warrant Certificate or Certificates shall be mutilated, lost, stolen or destroyed, the Company shall, at the request of the affected Warrant-Holder, issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate or certificates, or in lieu of and substitution for the certificate or certificates lost, stolen or destroyed, a new Warrant Certificate or Certificate representing an equivalent right or interest, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of such Warrant Certificate.

9.7.	Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall act in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Mizrahi Tefahot Bank Ltd
[Bank]

By:	/s/ Guy Ofer Hirshler	/s/ Dani Maor

Name:	Guy Ofer Hirshler	Dani Maor

Title:		Corporate Department Manager

Itamar Medical Ltd.

By:	/s/ Gilad Glick

Name:	Gilad Glick

Title:	President and CEO
Itamar Medical Ltd.

EXHIBIT 1

Warrant Certificate No.

WARRANT TO PURCHASE ORDINARY SHARES

VOID AFTER 23:59 ISRAEL TIME ON THE LAST DAY OF THE EXERCISE PERIOD

(AS DEFINED IN THE WARRANT AGREEMENT).

ITAMAR MEDICAL LTD. (“ITAMAR”)

INCORPORATED UNDER THE LAWS OF THE STATE OF ISRAEL

This certifies that, for value received, Mizrahi Tefahot Bank Ltd. the registered holder hereof or its Permitted Transferee (the “Warrant-Holder”), is entitled to purchase from Itamar, at any time during the Exercise Period (as defined in the Warrant Agreement entered into by and between the Warrant-Holder and Itamar on the __th day of May, 2017 (the “Warrant Agreement”; capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Warrant Agreement)) commencing at 9.00 a.m., Israel Time, on the first day of the Exercise Period and ending at 11.59 p.m., Israel Time, on the last day of the Exercise Period, 798,088 ordinary shares with a nominal value NIS 0.01 each of the Company (the “Warrant Shares”) at a purchase price per share equal to the Exercise Price, as such may be from time to time. The number and type of Warrant Shares evidenced hereby and the Exercise Price shall be subject to adjustment from time to time as set forth in the Warrant Agreement. The terms of this Warrant are subject to the terms and provisions contained in the Warrant Agreement. The Warrant evidenced hereby may be exercised in whole or in part in accordance with the provisions of the Warrant Agreement.

Upon any partial exercise of the Warrant evidenced hereby, there shall be signed and issued, to the Warrant-Holder effecting such partial exercise, a new Warrant Certificate in respect of the balance of the Warrant Shares as to which the Warrant evidenced hereby shall not have been exercised. This Warrant may be exchanged by delivery to the office of Itamar of this Warrant Certificate properly endorsed for one or more new Warrants of the same aggregate number of Ordinary Shares as hereby evidenced by the Warrant or Warrants exchanged. No fractional shares will be issued upon the exercise of rights to purchase hereunder, but Itamar shall pay the cash value of any fraction upon the exercise of any part of this Warrant. This Warrant is assignable only to Permitted Transferees.

Itamar Medical Ltd.

By:

Name:

Title:

AMENDMENT TO WARRANT

This Amendment to that certain May 14, 2017 Warrant to Purchase Shares of Itamar Medical Ltd. (the "2017 Warrant") is made as of July     , 2017 by and between Itamar Medical Ltd (the: "Company") and Mizrahi Tefahot Bank Ltd. (the “Holder”)

WHEREAS, on May 14, 2017 the Company issued the 2017 Warrant to the Holder; and

WHEREAS, the Company and the Holder wish to amend the 2017 Warrant;

NOW, THEREFORE, in consideration of their mutual covenants hereafter set forth, the parties hereby agree as follows:

1.	In the end of Section 3.1 of the 2017 Warrant ("Exercise Period") a new paragraph will be added, as follows:

"Notwithstanding the foregoing, if the last day of the Exercise Period occurs during a period that was determined by the Company as a blackout period due to the existence or potential for the existence of inside information (as defined under the Israeli Securities Law, 1968) including due to a Company Event (hereinafter the: "Blackout Period"), then the Exercise Period will be automatically extended, without the need for any further approval of the Company, until the 30th day following the end of the Blackout Period. The Company shall inform the Holder of the extension of the Exercise Period as aforesaid.

"Company Event" means - (a) publication of a prospectus or shelf offering report in connection with the raising of capital from the public; (b) signing of a merger agreement; (c) signing of an agreement for the acquisition of the Company's business; (d) distribution of dividend; (e) distribution of bonus shares; (f) publication of a prospectus or shelf offering report in connection with raising capital from existing shareholders of the Company; (g) signing an investment agreement or a loan agreement to the Company."

2.	Except as specifically modified by this Amendment, the provisions, terms, conditions and definitions in the 2017 Warrant shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to 2017 Warrant to be executed by their duly authorized representatives.

/s/ Gilad Glick
Itamar Medical Ltd.	Mizrahi Tefahot Bank Ltd.

By: Gilad Glick	By:

Title: President and CEO	Title:
Itamar Medical Ltd.

To

Mizrahi Tefahot Bank Ltd. (Holder")

Dear Holder,

January 29,2018

RE: Extension of Previous Warrant

Itamar Medical Ltd. (hereinafter: the "Company") currently intends to enter into an amendment to the framework agreement with Holder, under which the existing framework agreement shall be extended, and certain additional terms shall be amended.

In the framework of the negotiations, and in order to induce Holder to extend the term of the existing framework agreement and to amend it, Company has agreed to extend the warrant period for all outstanding warrants granted to Holder, as set forth below.

In light of the above, we hereby confirm that, effective as of the date of this letter:

The original Warrant issued to the Holder on May 14, 2017 is hereby extended until May 14, 2022 (clause 3.1 to the Warrant Agreement will be amended accordingly).

All other terms and conditions of the abovementioned Warrants shall remain unchanged, in full force and effect.

Sincerely,

/s/ Itamar Medical Ltd.